

Advantage Oil & Gas Ltd. – News Release

**Advantage Announces Guidance & Plans to Grow Corporate Production 24%
Glacier Phase IV Expansion Approved**

July 4, 2011

(TSX: AAV, NYSE: AAV)

CALGARY, ALBERTA, July 4, 2011 – Advantage Oil and Gas Ltd. ("Advantage" or the "Corporation") is pleased to announce that the Board of Directors of Advantage has approved a capital and operating budget for the 12 month period ending June 30, 2012. The capital budget is focused on a Phase IV development program at Glacier with two key objectives; i) increase throughput capacity at our Glacier gas plant from 100 mmcfd to 140 mmcfd by Q2 2012 and drill a sufficient number of wells to fill our plant and ii) further evaluate the Middle and Lower Montney formations. In conjunction with the anticipated production increase at Glacier, corporate production is forecast to grow 24% to a H1 2012 exit rate of approximately 29,000 boed at which time Glacier will represent approximately 80% of total production.

Advantage's capital budget for the 12 month period ending June 2012 is set at $216 million of which $200 million (93%) is allocated to Glacier. At Glacier, $155 million will be invested to increase throughput to 140 mmcfd and $45 million will be directed to further evaluate the Middle and Lower Montney formations where we believe significant potential for resource and reserve growth exists.

Since 2008, drilling results at Glacier has increased the quality and magnitude of our Montney natural gas resource which is contained in approximately 290 meters of formation in the three major gas layers (and numerous sub-layers) of the Upper, Middle and Lower Montney. A total of only 60 net Montney horizontal wells (51.3 net Upper Montney and 8.7 net Lower Montney) have been drilled on our 80 net section land block which offers significant opportunity to further delineate and develop each of the Montney layers. Following our review of drilling results to date, Advantage believes our Montney well inventory could be between 900 and 1,150 horizontal wells.

Advantage's capital budget reinforces our pure play natural gas resource focus which is predicated on investing in economic growth and additional reserve and resource identification, while maintaining a strong balance sheet in the context of prevailing economic conditions. Our go forward capital program will be funded primarily out of cash flow, our undrawn credit facilities and potential divestments of conventional assets. We will continue with a technically focused and financially disciplined approach to create value from our Glacier property which has one of the lowest operating and royalty cost structures in Western Canada.

Phase III Montney Drilling Increased the Upside Potential at Glacier

➢ Drilling results during our Phase III program (June 2010 to June 2011) exceeded our expectations and confirmed the continuation of high quality Upper Montney reservoir characteristics in the northeast and southeast areas of our land block. The last 32 Upper Montney wells have demonstrated an average 30 day initial production rate in excess of 5 mmcfd which is a 56% improvement over the initial 12 wells. This improvement has resulted from improved completion technology combined with a better understanding of the Upper Montney geology. A total of 51.3 net wells have been drilled in the Upper Montney which translates to a well density of only 0.6 wells per section on our land block. We estimate the threshold well economics to drill an Upper Montney well to be approximately $3.00 Cdn per mcf.

➢ In the Lower Montney, Advantage has drilled a total of 12 gross (8.7 net) horizontal wells since 2008 including 4 gross (4 net) wells as part of our Phase III program. The Lower Montney wells to date have demonstrated 30 day initial production rates up to 3.8 mmcfd but exhibit relatively shallow declines which indicate significant reserve potential. We believe opportunities exist to further increase the initial well productivity through improved frac design technology. The Lower Montney is present over the entire Glacier land block and provides a significant opportunity for future production and reserves growth and our Phase IV program will include evaluating different completion techniques and additional delineation drilling.

➢ As part of the Phase III program, two of the Upper Montney wells were partially drilled into the Middle Montney formation. Advantage is encouraged by the results and the resource potential in the Middle Montney which is approximately 100 meters thick and contains several sub-layers. Further evaluation and delineation of this formation is required to prove up reserves in this zone as no reserves were assigned in our 2010 year-end Sproule Reserve Report. The Middle Montney is also present over the entire Glacier land block.

Glacier Phase IV Development Program

➢ Following our recent review of well performance and facility capacity, we have concluded that an expansion to 140 mmcfd is the most efficient use of capital to further optimize our large Montney resource and to further investigate the Middle and Lower Montney.

➢ Our Glacier phase IV development program will require capital expenditures for the 12 months ending June 2012 of $200 million comprised of:

  • $176 million to drill, complete & equip 30 net horizontal Montney wells of which 11 wells are required to offset declines associated with our 100 mmcfd base throughput. An additional 19 wells will be drilled to achieve and provide inventory to sustain the 140 mmcfd throughput level with 7 of these wells targeted to further evaluate the Middle and Lower Montney formations.

  • $13 million to expand our Glacier gas plant to a processing capacity of 140 mmcfd. Our approach for this plant expansion is to optimize our current plant facilities, match available capacity on the TCPL pipeline system and direct additional investment to the Lower and Middle Montney formations. Growth beyond 140 mmcfd will require purchasing additional processing equipment, expansion of our gas plant and additional sales pipeline expansions which will be coordinated with TCPL.

  • $11 million to expand our gas gathering system, well pad tie-ins and completion of our acid gas injection system which will provide an initial infrastructure footprint for expansion beyond 140 mmcfd.

- Three drilling rigs have been secured to execute this program. We expect to commence drilling in July and begin completions by early winter 2011. The ramp-up in production at Glacier is targeted to occur during the latter part of Q2 2012.

- Increasing throughput at Glacier to 140 mmcfd is expected to further reduce operating costs at Glacier from $0.30 per mcf to the $0.20 per mcf to $0.25 per mcf range.

Glacier Expansion Beyond 140 mmcfd

- After our recent review of drilling and production results and the integration of that information into our Montney database, we estimate the Upper Montney to contain a future drilling inventory of approximately 300 wells. We have begun the initial evaluation of future growth phases to increase Glacier throughput to the 175 to 200 mmcfd range.

- Additional information resulting from our Phase IV evaluation of the Lower and Middle Montney layers will provide valuable knowledge in proving up future well inventory and will provide more visibility to optimizing the future production level of our Glacier asset. Further delineation of the Lower and Middle Montney will require additional wells which will be included in future growth phases.

Guidance - Advantage Production Forecast to Grow 24% to 29,000 boed (Exit H1 2012)*

	H2 2011	H1 2012	Total 12 Months	H1 2012 Exit
Production Average (boe/d)	22,900 – 23,400	27,100 – 27,600	25,000 – 25,500	28,500 – 29,500
% Natural Gas	93	95	94	95
Royalty Rate (%)	10% – 12%	10% – 12 %	10% - 12%	
Operating Costs ($/boe)	$ 6.50 – $6.80	$5.75 - $6.25	$6.12 - $6.50	
Capital Expenditures ($ million)	$125 - $140	$75 - $90	$200 - $230	

*Advantage's guidance excludes operating and financial results from its subsidiary Longview Oil Corp.

- The Board of Directors of Advantage has approved a total corporate capital budget of $216 million for the 12 months ended June 2012 which consists of $200 million (93%) allocated to Glacier.

- Corporate production is forecast to exit H1 2012 at approximately 29,000 boed in conjunction with the ramp up in Glacier throughput to 140 mmcfd.

- Operating costs are forecast to decline over the period resulting from the increased contribution of lower cost production at Glacier.

Funds from Operations Estimate

- Funds from operations for the 12 month period ending June 2012 based on mid-range guidance is estimated at $157 million (including estimated dividends to be received from Longview Oil Corp.)

using an average Nymex natural gas price of $4.70 US/mmbtu (AECO $4.05 Cdn/mcf), WTI oil price of $96.87 US/bbl and an $1.02 Cdn/$US exchange rate. Advantage's current hedging positions have been included in the estimate of funds from operations.

➢ Our natural gas hedges include 28.4 mmcfd of net production hedged at an average price of $6.24 Cdn/mcf for the remainder of 2011. For additional hedging details, please visit our website at www.advantageog.com

An updated corporate presentation is available on our website.

For further information contact:


Investor Relations
Toll free: 1-866-393-0393
ADVANTAGE OIL & GAS LTD.
700, 400 - 3rd Avenue SW
Calgary, Alberta
T2P 4H2
Phone: (403) 718-8000
Fax: (403) 718-8300
Web Site: www.advantageog.com
E-mail: mailto:ir@advantageog.com


Advisory

The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "demonstrate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements in the press release relating to, among other things, resource estimates, timing of drilling, completion and testing of certain wells, expected results of the use of horizontal well and multi-frac technology, expected production and operating costs with respect to our Glacier Development Program and guidance and hedging. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves and resources; competition for, among other things, capital, acquisitions, of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements. For additional risk factors in respect of Advantage and its business, please refer to Advantage Oil & Gas Ltd. Annual Information Form dated March 22, 2011 which is available on SEDAR at www.sedar.com.

References in this press release to test production rates, initial productivity, initial production capability, initial flow rates and average flowing pressure are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for the Advantage.

Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel. Such conversion rate is based on an energy equivalency conversion method application at the burner tip and does not represent an economic value equivalency at the wellhead.